UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 23, 2014

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

ORANGE

Date: October 23, 2014	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Q3 2014 results



Ramon Fernandez, Deputy CEO

Chief Financial and Strategy Officer

October 23rd, 2014

orange

disclaimer

This presentation contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: consolidation of the telecom and audiovisual sector in France, Orange's ability to withstand intense competition in the telecommunications industry and to adapt to the ongoing transformation of the telecommunications industry, in particular to technological changes and new customer expectations, the poor economic conditions prevailing in particular in France and in Europe and in certain other markets in which Orange operates, Orange's ability to capture growth opportunities in new markets and the risks specific to those markets, Orange's ability to maintain a direct link with its customers in the face of new powerful players, such as content and service suppliers or search engines, the effectiveness of Orange's action plans for human resources and IT, network development, customer satisfaction and international expansion, as well as the success of other strategic, operational and financial initiatives, as embodied in its Conquest 2015 initiative, risks related to information and communications technology systems generally, fiscal and regulatory constraints and changes, and the results of litigation regarding regulations, competition and other matters, the success of Orange's French and international investments, joint ventures and strategic partnerships in situations in which it may or may not have control of the enterprise, and in countries presenting additional risk, Orange's credit ratings, and its ability to access capital markets and the state of capital markets in general, exchange rate or interest rate fluctuations, asset impairments. More detailed information on the potential risks that could affect our financial results will be found in the Registration Document filed with the French Autorité des Marchés Financiers (AMF) on April 29, 2014 and in the annual report on Form 20-F to be filed with the U.S. Securities and Exchange Commission on April 30, 2014. Forward-looking statements speak only as of the date they are made. Other than as required by law (in particular pursuant to sections 223-1 and seq. of the General Regulations of the AMF), Orange does not undertake any obligation to update them in light of new information or future developments.

1

Q3 2014 highlights

Q3 2014

revenue	EBITDA restated*	CAPEX
€9.8bn	€3.2bn	€1.3bn
-2.3% Q3 yoy -3.2% 9m yoy	-2.3% Q3 yoy -3.1% 9m yoy	+2.4% Q3 yoy +2.9% 9m yoy
€333m indirect opex savings ytd	33.1% stable Q3 yoy EBITDA margin	ongoing strong commercial performance

yoy : comparison with the same period of the previous year)
qoq : comparison with the previous quarter
* see slide 24 for EBITDA restatements

sustained commercial performance across the Group

4G

	coverage in % of pop.	customers in millions	
France	71%	2.7m	+0.7m in Q3 14
UK	>75%	5.6m	+1.4m in Q314
Spain	66%	1.8m	+0.4m in Q314
Poland	59%	0.3m	
Belgium	81%		
Romania	48%		

FTTH

	homes connectable	customers in thousand	
France	3.3m	481k	+65k in Q3 14
Spain	0.8m	26k	x2 in Q3 14
Slovakia	0.3m	61k	

Africa & Middle East

94.3m mobile customers (+2.5m in Q314)

12m Orange Money customers (+1.2m in Q314)

43% convergent BB base in France

77% convergent BB base in Spain

81% SIMO as % of B2C mobile base in Spain

better revenue trend in Europe & strong growth in Africa and the Middle-East

Q3'14 revenue	Q3 2014	9m 2014
€9.8bn	-2.3% yoy cb	-3.2% yoy cb
	-1.4% ex. reg.	-2.2% ex. reg.

by activity

		yoy Q3'14	yoy 9m'14
€2.0bn	enterprise & others	-0.9%	-2.0%
€3.2bn	fixed services	-0.4%	-0.8%
€0.4bn	mobile equipment sales	+9.8%	+17.3%
€4.3bn	mobile services	-5.1%	-6.6%

by segment
(in €m, yoy growth in %)


IC&SS
476
Enterprise
1,525
France
4,826
Africa & Middle-East
1,069
rest of Europe
721
Poland
730
Spain
977


France
-3.1%
Q1 Q2 Q3
Spain
-6.1%
Q1 Q2 Q3
Poland
-3.6%
Q1 Q2 Q3
rest of Europe
-8.1%
Q1 Q2 Q3
Africa & Middle-East
6.0%
Q1 Q2 Q3
Enterprise
-1.7%
Q1 Q2 Q3

better revenue trend and costs saving supporting EBITDA margin stabilization

EBITDA restated* down -€77m vs. -€252m in Q3 2013

Q3'14 EBITDA restated	Q3 2014	9m 2014
€3.2bn 33.1% of rev.	-2.3% yoy cb	-3.1% yoy cb
	stable margin rate	



33.1%
EBITDA margin stable
33.1%
3,322
-226
direct costs
-11
+64
-23
+30m€
indirect costs
+65
+54
+119m€
3,245
Q3 13 cb
revenues
interco costs
commercial & content costs
other direct costs
labour opex
IT&N, property, G&A & other
Q3 14

indirect Opex guidance achieved

cumulated savings in €m (yoy in cb)



Q1 14
-152
-114
-267
-146m€
-99m€
H1 14
-298
-213
-511
-30m€
-119m€
9m 14
-328
-333
-660
direct costs
indirect costs

average quarterly FTE (Full Time Equivalent) down -3.7% yoy

Q3 13 cb		Q3 14
94.8k	France -3.5% yoy	91.5k
61.4k	international -4.0% yoy	58.9k

* see slide 24 for EBITDA restatements

increased CAPEX on 4G and FTTH to support future growth

9m'14 CAPEX

€3.8bn

9m 2014

+2.9% yoy cb

13.0% of rev.

evolution by domain
in €m



3,702
+115
4G
+94
FTTH
VDSL
-103
mutualisation, rationalization & phasing out
3,808
9m 13 cb
9m 14

France	– #1 in 4G coverage with 6,638 active sites covering 71% of population, up 21pp from 50% end of 2013. – 4G+ (LTE advanced) launched in July in Toulouse and Strasbourg, and in October in Paris – 3.3m FTTH homes connectable (+684k over 9m14, or +27%)
Spain	– 66% of population covered by 4G, up from 30% end of 2013 – 0.8m FTTH households passed, together with Vodafone
Poland	RAN co-use program with T-Mobile completed, with >10k active sites; 99% population covered in 3G and 59% in 4G
Europe	strong acceleration in 4G coverage, especially in Belgium with 81% of population (+15pts vs. end of Q2 14), and also Romania (48%) and Slovakia (25%); 31% coverage in Moldova
Africa & Middle East	sharp increase (+19%) driven by higher mobile network deployment; 4G trialed in 4 new countries

2 business review

Q3 2014 France financials
improved revenue trend for all activities

in €m	Q3 14	change yoy cb	9m 14	change yoy cb
revenues	4,826	-3.1%	14,439	-4.1%
excl. regulation		-2.6%		-3.8%
mobile services	1,924	-7.4%	5,802	-8.9%
mobile equipment	141	+14.6%	371	+4.7%
fixed services	2,638	-0.6%	7,904	-0.7%
other revenues	123	-0.3%	363	-3.3%

better mobile services revenues trend at -7.4% vs -9.4% in Q3 13

- mobile customer mix improving:
  - 60% of consumer voice contract base on premium offers (Origami & Open) vs.55% end of Q3 13
  - 4G customer base at 2.7m, expected >3m end of 2014
- ARPU* decrease slowing down at -8.9% after -10.4% in Q1 and -9.2% in Q2
- contract churn rate* decreasing at 15.2% (-2.8 pts YoY)

fixed services benefiting from VHBB dynamism

1. less than 300k PSTN lines lost vs. 370k in Q3 13
2. growing customer base +2.1% BB and +76% VHBB yoy (+65k FTTH in Q3)
   - 43% of BB customers were convergent end of Q3 14 vs. 33% Q3 13
3. wholesale increase due to volume effect of unbundled lines and fiber growth

Q3 revenues evolution breakdown (in €m)



4,978
-25
-124
18
fixed services
-0.8% ex reg
-100
+9
+70
4,826
mobile services
-6.1% ex reg
1
2
3
Q3 13 cb
regulatory impacts
mobile service revenues
mobile equipment sales
narrowband
BB
wholesale
Q3 14



B2C accesses (ULL)
VHBB
€28m
€30m
€12m
B2B accesses & backbone

improving mobile service revenues trend



-9.4%
-12.1%
-9.7%
-9.5%
-7.4%
Q3 13
Q4 13
Q1 14
Q2 14
Q3 14

* annual rolling

Q3 2014 France mobile KPIs

4G leadership supporting contract customer growth and mix improvement

4G sites activated
(source ANFR)



orange
6.6k
6.1k
SFR
2.1k
free mobile
1.5k

steady 4G customer base growth
(in million)



2.7
+37%
2.0
1.4
1.0
0.3
0.1
Q213
Q313
Q413
Q114
Q214
Q314

strong growth in postpaid customer base*
(in '000s)

	Q3 14	9m 14
Total	+220k	+365k
excl. multi SIM	+188k	+240k (+59% yoy)
multi SIM	+32k	+125k

	yoy	Q3 14
annual rolling contract churn rate	-3 pts	15%
premium** offers as % of contract mass market base	+5 pts	60%
premium** offers as % of contract mass market sales	+5 pts	64%

* excl. M2M ** premium offers : Origami + Open

Q3 2014 France fixed KPIs

convergence and FTTH driving broadband value

FTTH fuelling BB customer base growth
(in '000s)



FTTH acquisition
+37
10,174
10,258
+65
FTTH
415
415
+28
migration
DSL to FTTH
9,778
ADSL*
9,758
+20
DSL excl. migration
Q2 14
Q3 14

share of Premium** on total BB mass market sales 49% **+18 pts** yoy

31%*** BB conquest share in Q3 14 after 20% in Q2 and 11% in Q1

increased share of convergence driven by growing FTTH
(in '000s)



FTTH net adds
Share of convergent FTTH
FTTH base
26%
28 %
31%
36%
39%
41%
44%
+13 pts
yoy
206
30
239
33
273
34
319
45
365
47
415
50
481
65
Q1 13
Q2 13
Q3 13
Q4 13
Q1 14
Q2 14
Q3 14

43%	of BB base is convergent	**+10 pts** yoy
44%	of FTTH base is convergent	**+13 pts** yoy
69%	of Open new customers generate a new fixed and/or mobile subscription	**+3 pts** yoy

* and others (satellite…)
** Play and Jet
*** Orange estimate

Q3 2014 Spain

improving revenue trend driven by solid growth in customer base

in €m	Q3 14	change yoy cb	9m 14	change yoy cb
revenues	977	-6.1%	2,896	-5.4%
excl. regulation		*-5.0%*		*-2.3%*
mobile services	623	-11.8%	1,850	-15.6%
mobile equipment	118	-2.8%	352	+52.3%
fixed services	235	+12.5%	689	+10%
other revenues	1	ns	5	ns

improving revenue trend at -6.1% in Q3, after -8.6% in Q2

- mobile services down -11.8% in Q3, after -18.6% in Q2
- fixed services up +12.5% in Q3, after +7.7% in Q2

solid commercial momentum continues in Q3

- mobile contract: 192k net adds, base up 6.2% yoy
- fixed broadband: 64k net adds, base up 18.8% yoy

migration of fixed broadband customer base to convergence and mobile repricing well advanced

mobile contract customer evolution


mobile customers (in 000s)
+2.1%
12.414
12.668
prepaid
29%
26%
contract
71%
+6.2%
74%
Q3 13
Q3 14

fixed broadband customer base evolution


customers (in 000s)
+18.8 %
1,594
1,894
Q3 13
Q3 14

% of customer base migrated (end of Q3 2014)


mobile SIMO
81%
+47 pts yoy
fixed broadband convergence
77%
+17 pts yoy

NB: all mobile contract numbers include M2M

Q3 2014 Poland

sequentially better revenue trend driven by solid commercial activity

in €m	Q3 14	change yoy cb	9m 14	change yoy cb
revenues	730	-3.6%	2,185	-5.7%
excl. regulation		*-2.8%*		*-3.3%*
mobile services	341	-6.0%	1,034	-6.9%
mobile equipment	31	+267.8%	67	+159.8%
fixed services	329	-8.4%	1,001	-8.5%
other revenues	29	+7.0%	83	-3.7%

sequentially improving proforma revenue trend

- -3.6% in Q3 14 vs. -5.4% in Q2 14, with instalment model introduced in April

solid commercial activity

- effective convergence offers, with +62k Open net adds in Q3 14, for a total of 480k Open customers
- continuing momentum in entry level SIMO offer, with +43k nju.mobile customers net adds in Q3 14, for a total of 603k customers
- fixed broadband customers almost stable vs. Q2 14, at 2,269k
- fixed voice line losses : -31% vs. Q3 13 performance and stable vs. Q2 14

fixed broadband deregulated October 7th, 2014 in areas covering 29% of population (urban areas)

convergence: continuous momentum in open customers
in '000s and in % of fixed broadband base



9.2%
12.4%
15.4%
18.3%
21.2%
211
286
352
418
480
Q3 13
Q4 13
Q1 14
Q2 14
Q3 14

mobile: solid customer net additions
in '000s



total net adds
postpaid net adds
179
82
199
169
70
139
66
99
130
74
Q3 13
Q4 13
Q1 14
Q2 14
Q3 14

fixed lines: stable fixed voice line losses
in '000s



-78
-62
-56
-52
-54
Q3 13
Q4 13
Q1 14
Q2 14
Q3 14

Q3 2014 Rest of the World

ongoing strong growth in Africa & Middle-East and better revenue trend in Europe

in €m	Q3 14	change yoy cb	9m 14	change yoy cb
revenues	1,808	-0.4%	5,469	-0.5%
excl. regulation		+2.2%		+1.4%
Africa & Middle East	1,069	+6.0%	3,142	+6.9%
European countries	721	-8.1%	2,160	-9.5%
other countries	22	-11.0%	181	+0.1%

Africa and Middle-East

- strong growth in Q3 driven by Egypt, Guinea, Mali and Ivory Coast
- 12m Orange Money customers (+53% yoy)
- +11% yoy mobile customer base

European countries

- better commercial performance driven by B2C in Belgium and Slovakia
- improved trend in Belgium with the success of subsidy offers
- Slovakia: yoy revenues stabilized excl.reg for the first time since June 2013
- 4G acceleration in Romania with 48% population coverage

key contributors to revenue growth

Q3 yoy revenue growth in €m and %



Africa & Middle East
+60
+6.0%
Guinea
+14
+41.7%
Egypt
+14
+5.3%
Mali
+12
+12.3%
Ivory Coast
+9
+5.7%
Other
+11



Romania
+3.4%
-5.5%
Q4 13
Q1 14
Q2 14
Q3 14
Belgium
-9.9%
-12.1%
Q4 13
Q1 14
Q2 14
Q3 14
Slovakia
-0.1%
-4.8%
Q4 13
Q1 14
Q2 14
Q3 14
Moldova
+4.6%
+2.1%
Q4 13
Q1 14
Q2 14
Q3 14
excl reg
yoy

Q3 2014 Enterprise

revenue trend improved, helped by a weak Q3'13 and supported by IT & Integration services

in €m	Q3 14	change yoy cb	9m 14	change yoy cb
revenues	1,525	-1.7%	4,664	-2.3%
voice	391	-7.6%	1,215	-7.4%
data	716	-3.1%	2,165	-3.8%
IT & integration services	417	+7.5%	1,284	+5.8%

- voice revenue decrease slow down in the first three quarters of 2014 vs 2013 while migrations towards VoIP solutions continue to put pressure on top line
- data services slightly increase in volume with less price pressure intensity than last year on IPVPN
- IT & integration services grow further after a low Q3 13 (-9%), supported by Security, Cloud and Image products, and further boosted by acquisitions

voice services

yoy access growth in France



XoIP
PSTN
+7.3%
+9.5%
+10.2%
-7.7%
-7.4%
-6.4%
Q1 14
Q2 14
Q3 14

data services

IPVPN accesses in France in thousand



+0.4%
292
293
Q3 13
Q3 14

IT services

Q3 2014 yoy revenue growth



+19%
+34%
+31%
Cloud Services
Video conferencing
Security

EE: stable underlying operating revenue, with 4G base up fourfold year-on-year to 5.6m

Q3 operating revenue stable ex. regulation, £m


(1.2%)
0.0%
-19
+18
-34
+16
1,542
1,523
1,523
Q3/13
regulation
Q3/13 ex regulation
postpaid
prepaid
fixed & w'sale
Q3/14

Continued postpaid growth*


Postpaid mobile
M2M
357k
345k
233k
283k
229k
271k
214k
240k
178k
250k
201k
166k
216k
181k
194k
123k
165k
119k
Q3/12
Q4/12
Q1/13
Q2/13
Q3/13
Q4/13
Q1/14
Q2/14
Q3/14

* excluding MVNOs

Sustained low postpaid churn#


1,2%
1,2%
1,2%
1,1%
1,1%
1,2%
1,2%
1,1%
1,1%
Q3/12
Q4/12
Q1/13
Q2/13
Q3/13
Q4/13
Q1/14
Q2/14
Q3/14

monthly average (3 month rolling)

Insights

- Independently ranked in latest RootMetrics© study as UK's #1 network for voice, text, data and reliability performance
- 4G base 5.6m; addition of 1.4m 4G customers in Q3
- Strong customer retention with churn at or below 1.2% for 14th quarter in a row supported by network leadership
- Q3 fixed-line growth +20.4% yoy, 18k net adds

Initiatives

- Retail optimisation advanced; purchased 58 Phones 4u stores
- In October, announced EE TV to further strengthen fixed offering and provide attractive quad-play proposition

3

2014 guidance confirmed

2014 guidance unchanged

2014 restated EBITDA[1]
€12.0bn - €12.5bn

stabilised EBITDA[1] margin rate

net debt / EBITDA[2]

closer to 2x by year-end 2014

around 2x in the medium term

2014 dividend
€0.60[3]

interim payment[4]
€0.20 in December 2014

selective M&A policy, focus on existing footprint

[1] restated EBITDA and after Orange Dominican Republic disposal from Q2 2014
[2] calculated by dividing (A) net financial debt, including 50% of the net financial debt of the EE JV in the U.K., by (B) restated EBITDA including 50% of the EBITDA of EE JV
[3] subject to shareholders' approval
[4] ex-date December 5th, record date December 8th, payment date December 9th

thank you

appendices

revenues evolution

Group (yoy evolution)


organic
ex reg
-1.8 %
-2.5%
-2.4%
-3.8 %
-3.0%
-2.3 %
-1.4%
-4.1%
-4.8 %
-4.0%
-5.1%
-3.8 %
-3.4%
-2.3 %
Q1 13
Q2 13
Q3 13
Q4 13
Q1 14
Q2 14
Q3 14

France


-2.6%
-3.1%
Q1
Q2
Q3
Q4
Q1
Q2
Q3

Spain


-5.0%
-6.1%
Q1
Q2
Q3
Q4
Q1
Q2
Q3

Poland


-2.8 %
-3.6%
Q1
Q2
Q3
Q4
Q1
Q2
Q3

Rest of Europe


-2.9%
-8.1%
Q1
Q2
Q3
Q4
Q1
Q2
Q3

Africa & the Middle-East


+6.4%
+6.0%
Q1
Q2
Q3
Q4
Q1
Q2
Q3

Enterprise


-1.7%
Q1
Q2
Q3
Q4
Q1
Q2
Q3

details on revenues

in €m	Q3 14 actual	Q3 14 % yoy cb	Q3 14 % yoy cb excl.reg	9m 14 actual	9m 14 % yoy cb	9m 14 % yoy cb excl.reg
Group revenue	9,805	-2.3%	-1.4%	29,397	-3.2%	-2.2%
France	4,826	-3.1%	-2.6%	14,439	-4.1%	-3.8%
mobile services	1,924	-7.4%		5,802	-8.9%	
handset sales	141	+14.6%		371	+4.7%	
fixed services	2,638	-0.6%		7,904	-0.7%	
other	123	-0.3%		363	-3.3%	
Spain	977	-6.1%	-5.0%	2,896	-5.4%	-2.3%
mobile services	623	-11.8%		1,850	-15.6%	
handset sales	118	-2.8%		352	+52.3%	
fixed services	235	+12.5%		689	+10%	
other	1	-71.6%		5	-52.4%	
Poland	730	-3.6%	-2.8%	2,185	-5.7%	-3.3%
mobile services	341	-6.0%		1,034	-6.9%	
handset sales	31	+267.8%		67	+159.8%	
fixed services	329	-8.4%		1,001	-8.5%	
other	29	+7.0%		83	-3.7%	
RoW	1,808	-0.4%	+2.2%	5,469	-0.5%	+1.4%
European countries	721	-8.1%		2,160	-9.5%	
Africa & Middle-East	1,069	+6.0%		3,142	+6.9%	
other	22	-11.0%		181	+0.1%	
Enterprise	1,525	-1.7%	-1.7%	4,664	-2.3%	-2.3%
IC&SS	476	+3.5%	+3.5%	1,340	+0.9%	+0.9%
eliminations	-536			-1,597		

Q3 EBITDA restatements

in €m	Q3 13 cb	Q314 actual	
EBITDA restated	3,322	3,245	
restructuring		-21	❶
litigations	5		
labour related	-38	-38	❷
other		44	
o/w disposal of Bull		41	
EBITDA reported	3,289	3,230	

1. mainly related to labor and distribution in Europe and Enterprise
2. Senior Part Time plan

9m EBITDA restatements

in €m	9m 13 cb	9m 14 actual	
EBITDA restated	9,683	9,385	
restructuring	-4	-76	1
litigations	18	-333	2
labour related	-116	-222	
o\w Senior Part Time	-116	-150	
o\w ESOP Cap Orange		-72	3
other		393	
disposal of Wirtualna Polska		71	
disposal of Bull		41	
disposal of Orange Dominicana		281	
EBITDA reported	9,581	9,147	

1. mainly related to voluntary departure plans for Enterprise in US and Europe and distribution streamlining
2. 9m EBITDA impacted by a charge of €333m related to the settlement of litigations both in France and at the Group level
3. cost for employee share plan